FYTEK, S.A. DE C.V.
                      (a Mexican corporation)

                       FINANCIAL STATEMENTS
                    DECEMBER 31, 2000 AND 1999

                             CONTENTS
                                             Page

Report of independent accountants             1 & 2

Financial statements:
Balance sheets                                    3
Statements of income                              4
Statements of changes in stockholders' equity     5
Statements of cash flows                          6

Notes to financial statements                  7-13
---------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N. L., February 26, 2001


To the Stockholders of Fytek, S. A. de C. V.

1. We have audited the accompanying balance sheets of Fytek, S. A. de C. V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Fytek, S. A. de C. V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Page 1 of EX-99
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REPORT OF INDEPENDENT ACCOUNTANTS (continued)

4. As more fully described in Note 1 to the financial statements, through December 31, 1998, Mexico had a highly inflationary economy. Accounting principles generally accepted in the United States of America require that financial statements of a company denominated in the currency of a country with a highly inflationary economy be remeasured into a more stable currency unit. Effective January 1, 1999, Mexico is no longer deemed a highly inflationary economy. Consequently, for the year ended December 31, 1999, the company's functional currency is the Mexican peso.

5. We have also issued our report, dated January 26, 2001 on the financial statements in constant pesos of Fytek S. A. de C. V. as of December 31, 2000 and 1999, and the years then ended in which we expressed our opinion that the financial statements, not included herein, present fairly, in all material respects, the financial position and results of operations of Fytek S. A. de C.
V. as of December 31, 2000 and 1999, in conformity with accounting principles generally accepted in Mexico.


Alejandro Moreno A.
Pricewaterhouse Coopers

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                              FYTEK, S. A. DE C. V.

                                 BALANCE SHEETS
                           Thousands of U.S. dollars


                                                  December 31,
                                                  2000     1999
                                                 ------   ------
Assets:
Cash and cash equivalents                       $   23    $  600
Accounts receivable                              2,770     2,505
Burke Mills, Inc. (Stockholder)                    356        97
Inventories                                      1,026       974
                                                ------    ------
Total current assets                             4,175     4,176
Machinery and equipment                            166       144
                                                ------    ------
Total assets                                    $4,341    $4,320
                                                ======    ======

Liabilities:
Suppliers                                       $  673    $1,127
Related parties payable                          1,960     1,963
Deferred income tax                                291        73
Sundry creditors and accrued expenses              100       223
                                                 ------   ------
Total current liabilities                        3,024     3,386
                                                 ------   ------

Stockholders' equity:
Capital stock                                      307       307
Retained earnings                                  868       606
Cumulative translation adjustment                  142        21
                                                 ------   ------
Total stockholders' equity                       1,317       934
                                                 ------   ------
Total liabilities and stockholders' equity      $4,341    $4,320
                                                =======   =======


The accompanying notes are an integral part of these financial statements.

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                              FYTEK, S. A. DE C. V.

                              STATEMENTS OF INCOME
                            Thousands of U.S. dollars

                                                  Years ended
                                                  December 31,
                                                 2000       1999
                                                ------     ------

Net sales                                      $8,508      $7,623
Cost of sales                                  (7,089)     (6,361)
                                                ------      ------
Gross margin                                    1,419       1,262
Operating expenses                               (557)       (561)
                                                ------      ------
Operating income                                  862         701
                                                ------      ------

Interest income                                     7          33
Interest expense                                  (16)        (15)
Exchange gain (loss), net                          25         (24)
                                                ------      ------
                                                   16          (6)
                                                ------      ------
                                                  878         695
Other income, net                                  12          14
                                                ------      ------
Income before income tax                          890         709
Income taxes expense                             (628)       (439)
                                                ------      ------
Net income                                     $  262      $  270
                                               =======     =======

The accompanying notes are an integral part of these financial statements.

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                              FYTEK, S. A. DE C. V.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            Thousands of U.S. dollars


                                            Cumulative         Cumulative
                         Capital  Retained  translation        comprehensive
                         stock    earnings  adj.        Total  income
                         -----    --------  ---------   -----  ------

Balances at December 31,
   1998                  $307      $336                  $643   $336

Net income                         $270                  $270
Effect of change in functional
   currency (Note 1.f)                          ($3)     ($3)
Foreign currency translation
   adjustment                                   $24      $24
Comprehensive income                                            $291
                         -----    -----        -----    -----   -----

Balances at December 31,
   1999                  $307     $606         $21      $934    $627

Net income                        $262                  $262
Foreign currency translation
   adjustment                                 $121      $121
Comprehensive income                                            $383
                         -----    -----       -----    -----   -----

Balances at December 31,
   2000                  $307     $868        $142   $1,317   $1,010
                         ====     ====        ====   ======   ======

The accompanying notes are an integral part of these financial statements.

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                              FYTEK, S. A. DE C. V.

                            STATEMENTS OF CASH FLOWS
                            Thousands of U.S. dollars


                                                  Years ended
                                                  December 31,
                                                 2000     1999
                                                ------   ------
Net income                                       $262     $270

Items not affecting cash:
Allowance for doubtful accounts                     5       41
Depreciation                                        4
Deferred income taxes                             218      (43)
Foreign currency translation adjustment           121       21


Changes in working capital:
Accounts receivable                              (295)    (636)
Inventories                                       (60)      27
Related parties, net                             (251)     580
Suppliers                                        (453)      23
Sundry creditors, accrued expenses and other     (124)     133
                                                  ---      ---
Net cash provided by (used in) operating
   activities                                    (573)     416
                                                  ---      ---

Cash flow from investing activities:
------------------------------------
Acquisition of machinery and equipment            (27)     (85)
                                                  ---      ---

Cash used in investing activities                 (27)     (85)
                                                  ---      ---

Effect of exchange rate changes on
     cash and cash equivalents                     23      (10)
                                                  ---      ---
Increase (decrease) in cash
     and cash equivalents                        (577)     321

Cash and cash equivalents at
     beginning of the year                        600      279
                                                  ---      ---

Cash and cash equivalents at end of the year     $ 23     $600
                                                 ====     ====


The accompanying notes are an integral part of these financial statements.

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                              FYTEK, S. A. DE C. V.

                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 COMPARATIVE WITH 1999

               (Thousands of U.S. dollars, except exchange rates)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main activity of Fytek, S. A. de C. V. (the "Company") is the manufacture of chemical fibers. To carry out these activities the Company leases machinery and equipment from related parties (see Note 8). The Company has no employees and technical and administrative services are provided to it by a related party. The Company is owned 50.01% by Akra Teijin, S. A. de C.V. and 49.99% by Burke Mills, Inc.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US
GAAP).

Following is a summary of the most significant accounting policies:


a.   Foreign currency transactions and translation

     The records of the Company are maintained in Mexican pesos ("Ps." or "pesos"). The accompanying consolidated financial statements were derived from the Company's accounting records, and adjusted to conform with US GAAP. The financial statements were then translated into U.S. dollars ("dollars") in conformity with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

     The Company's functional currency is the Mexican peso (Ps). Through December 31, 1998 Mexico was considered a hyperinflationary economy, therefore, the Company used the historical method of translation under SFAS
     52. Under this method, non-monetary assets or liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Stockholders' equity is also translated at historical rates. Income statement components are generally translated at average rates; however, depreciation and amortization charges are translated at historical rates based on the dollars basis of the respective assets. The resulting translation effects are recognized in the statement of income.

     An economy is considered to be hyperinflationary when the cumulative inflation for the previous three years exceeds 100%, however, since January 1, 1999, Mexico is no longer considered a hyperinflationary economy.
     Therefore, the Company used the current method to translate its peso denominated financial statements to dollars, and applied the provisions of EITF 92-4, "Accounting for a Change in Functional Currency When an Economy



Page 7 of EX-99
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                              FYTEK, S. A. DE C. V.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------

a.  Foreign currency transactions and translation (continued)
    ---------------------------------------------------------

     Ceases to be Considered Highly Inflationary" and EITF 92-8, "Accounting for the Income Tax Effects under SFAS109 of a Change in Functional Currency When an Economy Ceases to be Considered Highly Inflationary" to account for the change in functional currency.

     Using the remeasurement method monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current or period end exchange rates. The difference between the exchange rate at the date of the transaction and the exchange rate on the settlement date or balance sheet date if not settled, is included in the results of operations as a foreign exchange gain or loss. Non-monetary assets or liabilities, originally denominated in Ps are translated into U.S. dollars using historical exchange rates at the date of the transactions. Capital stock transactions are also translated at historical exchange rates.

     The current method requires the translation of all assets and liabilities using the current year end exchange rate. Capital stock continues to be translated at historical exchange rates and income statement components are translated at average rates. The effect of the difference between the exchange rate at the beginning and the end of the reporting periods is reflected as a component of other comprehensive income within stockholders' equity.

     Provided below is a summary of the year end and average exchange rates experienced during 2000 and 1999.

                                                                   Ps per $
     At December 31, 2000                  Year end                 9.5997
     Year ended December 31, 2000          Average                  9.4470
     At December 31, 1999                  Year end                 9.5222
     Year ended December 31, 1999          Average                  9.5264

b.   Cash and cash equivalents
     -------------------------

     Cash and cash equivalents are stated at cost, which approximates the fair value. The Company considers all highly and temporary cash investments with original maturities of three months or less to be cash equivalents.




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                              FYTEK, S. A. DE C. V.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------

c.   Inventories and cost of sales (Note 3)
     --------------------------------------

     Inventories are stated at the lower of average cost or market.

d.   Machinery, equipment and depreciation (Note 4)
     ----------------------------------------------

     Machinery and equipment are stated at acquisition cost.

     Depreciation of capitalized assets were calculated by the straight-line method at an annual rate of 2.5%, beginning January 1, 2000. This rate is based on the estimated useful lives of the assets as determined by the Company.

e.   Long lived assets
     -----------------

     The Company evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell. Testing whether an asset is impaired and for measuring the impairment loss is performed for assets groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

     Long-lived assets will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

f.   Income tax
     -----------

     The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

     This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year,
     (b) a deferred tax liability or asset is recognized for the estimated future


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                              FYTEK, S. A. DE C. V.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------

     tax effects attributable to temporary differences, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that they will not be realized. Under this method, deferred tax is recognized with respect to all temporary differences.

     The temporary differences under FAS No. 109 are determined based on the difference between the historical tax-basis amount of the asset or liability and the related historical amount reported in the financial statements.

     An additional deferred tax liability of $3 was recorded as of January 1, 1999 to reflect the temporary difference relating to machinery and equipment generated as a result of the change in the methodology used to translate the company's peso denominated financial statements. This effect was recorded as part of the cumulative translation adjustment in stockholders' equity.

g.   Revenue recognition
     -------------------

     The Company recognizes revenue when merchandise is delivered to customers. The allowance for returns and doubtful accounts is sufficient to cover any possible loss.

h.   Use of estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

i.   Comprehensive income
     --------------------
     Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

j.   Disclosure about concentration of credit risk
     ---------------------------------------------

     The Company's financial statements do not include any financial instruments that represent a significant concentration of credit risk.

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                              FYTEK, S. A. DE C. V.

NOTE 2 - ACCOUNTS RECEIVABLE
----------------------------
At December 31, this caption comprised the following:
                                                   2000            1999
                                                   -----          -----
Bermatex, Inc.                                    $  552         $  431
Fariel, S. A. de C. V.                               226            253
Politel, S. A. de C. V.                              412            169
Nova Distex, S. A. de C. V.                          239              -
Other customers                                      991          1,339
Other accounts receivable                            421            379
                                                   -----          -----
                                                   2,841          2,571
Allowance for doubtful accounts                      (71)           (66)
                                                  ------         ------
                                                  $2,770         $2,505
                                                  ======         ======


NOTE 3 - INVENTORIES
--------------------
At December 31, this caption comprised the following:

                                                   2000            1999
                                                  ------          ------
Finished products                                $  845          $  431
Work in process                                     340             253
Spare parts and others                               66             290
                                                  ------          ------
                                                 $1,251          $  974
Less - Allowance for slow moving inventories        225              -
                                                  ------          ------
                                                 $1,026          $  974
                                                 =======         =======


NOTE 4 - MACHINERY AND EQUIPMENT
--------------------------------
At December 31, this caption comprised the following:

                                                   2000            1999
                                                  ------          ------
Machinery and equipment                          $  164          $    75
Computer equipment                                    6                4
Construction in progress                                              65
                                                  ------          ------
                                                    170              144
Less - Accumulated depreciation                       4                -
                                                  ------          ------
                                                  $ 166           $  144
                                                  ======          ======


NOTE 5 - STOCKHOLDERS' EQUITY
-----------------------------
The capital stock is variable with a fixed minimum of $6 and an unlimited maximum. At December 31, 2000, the subscribed and paid-in nominal capital stock of $307, was represented by 24,450 Series "B" common, nominative shares of one hundred nominal pesos par value each.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company.


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                              FYTEK, S. A. DE C. V.

NOTE 6 - INCOME TAX
-------------------
The components of income tax expense (benefit) for the years ended December 31, are as follows:

                                                     2000        1999
                                                     ----        ----
Current income tax expense                           $410      $  482
Deferred income tax expense (benefit)                 218         (43)
                                                     ----        ----
                                                     $628        $439
                                                     ====        ====

The primary components of the deferred tax assets (liabilities) at December 31, are as follows:

                                                     2000        1999
                                                     ----        ----
Inventory                                           ($359)      ($274)
Machinery and equipment                                 2          (2)
Allowance for doubtful accounts                        25           23
Accrued expenses                                       41          180
                                                     ----         ----
Net income tax (liabilities)                        ($291)       ($ 73)
                                                     ====         ====

The following is a reconciliation of the statutory income tax rate to the effective income tax rate for the years ended December 31.

                                                     2000        1999
                                                     ----        ----
Income tax computed at statutory tax rate (35%)     $ 312       $ 248
Non-deductible items                                  102         119
Other permanent differences                            12          11
Effect of change in statutory tax rate                              3
Inflationary components and translation adjustments   202          58
                                                     ----         ----
Income tax expense                                  $ 628       $ 439
                                                     ====         ====


NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES
-------------------------------------------------------
Accounts payable with related parties at December 31, are as follows:

                                                      2000       1999
                                                      ----       ----
Nylon de Mexico, S. A. de C. V.                     $  175     $  190
Fibras Quimicas, S. A. de C. V.                      1,785      1,773
                                                     -----      -----
                                                    $1,960     $1,963


Administrative and technical services:
--------------------------------------
During the years ended December 31, 2000 and 1999 the Company accrued $1,407 and $1,016, respectively for administrative and technical services due to Fibras Quimicas, S. A. de C. V.

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                              FYTEK, S. A. DE C. V.

Operating lease:
----------------

In November 1996, the Company entered into a five year lease agreements for buildings, machinery and equipment from one of its stockholders and an affiliated company, under non-cancelable operating lease agreements. These agreements expire in November 2001; however, Management is currently negotiating their renewals. During the years ended December 31, 2000 and 1999, the Company paid rentals of $549, and $549, respectively, under the terms of these agreements.


Purchase and supply agreements:
-------------------------------

In 1996, the Company entered into a five year supply agreement with Burke Mills, Inc. to supply approximately $1,800, annually of polyester twisted yarn, beginning November 1997. During the years ended December 31, 2000 and 1999 the Company supplied $2,084 and $1,484, respectively, of polyester twisted yarn to Burke Mills Inc.

In 1996, the Company entered into a five year supply agreement with Fibras Quimicas, S. A. de C. V. (affiliated company) to purchase approximately $3,500, annually of polyester natural yarn, beginning in November 1997. During the years ended December 31, 2000 and 1999 the Company acquired $4,945 and $4,304, respectively, of polyester natural yarn under the terms of this agreement.



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